Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

An Angry Boy Inc.
88 Greenwich St. Suite 2702
New York, NY 10006
www.newdawnfilm.com

Up to $500,000.00 in Revenue Participation Rights
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: An Angry Boy Inc.
Address: 88 Greenwich St. Suite 2702, New York, NY 10006
State of Incorporation: DE
Date Incorporated: September 18, 2018

Terms:

Revenue Participation Rights


INVESTMENT OPPORTUNITY

<u>Revenue Participation Rights</u>

Movie Title: An Angry Boy

Initial Investor Return: 115%

Projected Budget: $500,000

Maximum Budget: $1,070,000

Minimum ($10,000) of revenue participation rights

Maximum ($500,000) of revenue participation rights


Company: An Angry Boy Inc.

Corporate Address:

Type of Security Offered: Revenue Participation Rights (the "Shares", or the "Securities")

Minimum Investment Amount (per investor): $100

Revenue Participation Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined in the Financing Agreement attached as Exhibit F to the Offering Document) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one-hundred and fifteed percent (115%) of the Investor Funds, and the Additional Investors have received an amount equal to one-hundred and fifteed percent (115%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one-hundred and fifteed percent (115%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

<u>Company Perks*</u>

$200+ See your name in the credits with a special **Thank You Credit in the film!**

$400+ Get an **exclusive Q&A session** with Writer/Director Andrew Fitzgerald and cast prior to the movie going into production! Includes special Thank You Credit.

$750+ Receive an **advanced screening copy** of the film before it's released plus **exclusive behind-the-scenes** videos throughout the entire production. Includes Q&A and Thank You Credit.

$1,500+ Be an extra in the movie! If you can get yourself to our filming location, we'll get you on camera so you appear in the movie forever! Includes advanced screening copy, behind-the-scenes videos, exclusive Q&A and Thank You Credit.

$5,000+ Get an awesome prop used in the movie signed by the cast and crew and delivered to your door. Even better, you'll also receive **exclusive access to tickets for any film festivals** we're in. Includes all the previous perks, too.

$10,000+ "Associate Producer" in our credits and on IMDB, and since you're an Associate Producer, you and a guest get to meet the cast and crew and hang out during a day of filming. (Filming date/location TBD.) Includes all the previous perks, too.

$20,000+ "Co-Executive Producer" credit in the film and on IMDB! Come on down to the set and hang out as much as you'd like. (Filming date/location TBD.) Includes all the previous perks, too.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

We are a brand new company formed for the single purpose of producing and marketing a psychological thriller movie called "An Angry Boy." We plan to run this StartEngine campaign for up to a year and after that produce and edit the film which will take an additional 9-12 months to do.

An Angry Boy is owned and operated by film and video producer Andrew Fitzgerald. Andrew also owns and operates a production company, based out of New York City, called New Dawn Films Inc. which was started in 2009 and now has 8 full time emplyees and many other freelancers on it's roster. An Angry Boy Inc. and New Dawn

Films Inc. are affiliates and controlled by Andrew Fitzgerald.

Since 2016, New Dawn Films has run a YouTube channel called Scary Mysteries which focuses on stories about true crime, unsolved mysteries, serial killers, strange anomalies and topics like that. And it was started with the sole intention of building up an audience and fanbase so that when Andrew made his next film, which will be An Angry Boy, there would an established fanbase already in place. As of December of 2019 the channel has over 560,000 subscribers and recieves millions of views every month.

Once An Angry Boy (the film) is made then An Angry Boy (the company) plans to directly sell the film to the audience/fanbase prepared by New Dawn Films. We believe, after years of giving free quality content on YouTube and then getting the fanbase amped up about the flim, many of the fans will happily support the company by purchasing the film.

Competitors and Industry

Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Current Stage and Roadmap

This company Is newly formed. The company itself has a limited operating history and has not generated revenue from intended operations yet. We are a startup company and our business model currently focuses on our film's production and self-distributing it to our YouTube fans in order to get revenue. While we cannot 100% assure you that any revenue will be generated, we believe we have created a roadmap for us that sets us up to be successful.

The script itself is all set and ready to go. The team behind the film, namely writer and Director, Andrew Fitzgerald has 15 years of experience in the competitive film and video market of New York City and for the past 10 years has run his own production company called New Dawn Films.

The YouTube channel, Scary Mysteries, was started in July 2016 with the sole intention of creating a fanbase that would want to purchase the next movie we create. Every single day on our SCARY MYSTERIES YouTube channel we receive hundreds of thousands of views and hundreds of positive comments from our fans about how much they want more content from us! They absolutely love the dark nature of the videos we post and are true fans of not just the thriller/horror genre, but fans of us and the work we create.

We believe if we can raise our funds, we can create a high-quality movie and sell it to our audience as well as those beyond it. Below are current and future stages of development:

June 2016 - WRITING BEGINS on An Angry Boy Script.

July 2016 - SCARY MYSTERIES YOUTUBE CHANNEL LAUNCHES to create a fanbase may purchase An Angry Boy film.

August 2018 - SCRIPT FINALIZED after numerous drafts and rounds of notes.

September 2018 - AN ANGRY BOY INC. is created and work on our StartEngine campaign begins.

August 2019 - 500,000 SUBSCRIBERS are reached on the Scary Mysteries YouTube channel.

January 2020 - EQUITY CROWDFUNDING LAUNCHES. The campaign to produce An Angry Boy Launches on Start Engine. (anticipated)

January 2021 - EQUITY CROWDFUNDING FINISHES. The campaign to produce An Angry Boy finishes. (anticipated)

February 2021 - PRE-PRODUCTION BEGINS. Hiring of key roles, casting and location scouting. (anticipated)

April - May 2021 - PRODUCTION BEGINS. Start filming the movie. (anticipated)

June 2021 - POST-PRODUCTION BEGINS. The editing for the film is taking place. (anticipated)

September 2021 - AN ANGRY MOVIE PREMIERE. The film is finished and the company to begin our festival run and distribution plan. (anticipated)

November 2021- EVERGREEN INVESTMENT. The film to sell via distributors or self-distribution for decades to come. (anticipated)

The Team

Officers and Directors

Name: Andrew Fitzgerald

Andrew Fitzgerald's current primary role is with New Dawn Films INC. Andrew Fitzgerald currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Overseeing the day to day operations of the company

Other business experience in the past three years:

- **Employer:** New Dawn Films INC
  Title: President
  Dates of Service: July 22, 2009 - Present
  Responsibilities: Oversee the day to day operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the participation in any of the Revenue Share should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Revenue Share Rights purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the revenue share rights that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Revenue Share Right back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the revenue share rights you receive. More importantly, there is no established market for these rights and there may never be one. As a result, if you decide to sell these rights in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the film distribution industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
We are dependent on the successful marketing and popularity of our film. Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute entertainment products that are popular with audiences and are then sold and/or distributed via distribution channels that are efficient and cost effective. The accompanying financial statements have been prepared on a going concern basis, contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has no liquid assets as of December 31, 2018, has a net loss of $1,058 for the period ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

We may not have enough capital as needed and may be required to raise more capital.

We may require additional capital in order to implement our business plan. In the event we are unable to acquire additional capital, we may not be able to implement our business plan resulting in a loss of revenues and ultimately the loss of any investor's investment. Due to our limited operating history, we will have to use all our existing resources to complete and market our motion picture products and develop our distribution channels.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. Forward looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Producing movies are inherently risky investments. Delays or cost overruns in the production of our movie may be caused by, among other things, unanticipated hurdles, difficulties with weather, changes to filming dates and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The revenue share rights that an investor is participating in has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough revenue share rights in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
We are dependent on the popularity of our film. Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute the entertainment product that is popular with audiences and is then sold and/or distributed via distribution channels that are efficient and cost effective.

We face significant market competition
We face a large and growing number of competitors in the film and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and audiences. We cannot be sure that we will be able to compete successfully with existing or new competitors.

We are an early stage company and have not yet generated any profits
We were incorporated in Delaware in 2018. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.

We are an early stage company and have limited revenue and operating history
We were incorporated in Delaware in 2018. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires Andrew Fitzgerald to bring the project to life. Should something unexpected occur to him like injury or death, then this could result in the inability to create the movie.

We rely on third parties to provide services essential to the success of our business
We rely on Amazon Prime to sell our movie to our customers on their streaming platform. If Amazon changes the ability for us to do this or charges us more then anticipated, then our revenue will be affected. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact

our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

THE CURRENT MANAGEMENT HAS LIMITED EXPERIENCE IN SOME OF THE ENTERTAINMENT BUSINESSES THE COMPANY IS ENTERING AND MAY BE RELIANT ON CONSULTANTS AND OTHERS WHO HAVE GREATER RELATED EXPERIENCE. THIS COULD IMPACT THE RETURN ON INVESTMENT, IF ANY.
Reliance on the current management's limited experience in developing comparable businesses, puts the investors at risk in losing their entire investment. The Company intends to hire additional personnel in the future who will have the experience required to help manage our company, when the Company is sufficiently capitalized.

AS THERE IS NO PUBLIC MARKET FOR OUR REVENUE SHARE RIGHTS, THEY ARE AN ILLIQUID INVESTMENT AND INVESTORS MAY NOT BE ABLE TO SELL THEIR REVENUE SHARE RIGHTS.
No market currently exists for the revenue share rights and we cannot assure you that such a market will ever develop, or if developed, will be sustained. The revenue share right is not currently eligible for trading on any secondary exchange and there can be no assurance that the revenue share right will be listed on any secondary exchange in the future.

WE MAY BE UNABLE TO COMPETE WITH LARGER OR MORE ESTABLISHED FILM COMPANIES.
We face a large and growing number of competitors in the film and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and audiences. We cannot be sure that we will be able to compete successfully with existing or new competitors.

WE DO NOT CURRENTLY HAVE ANY INTELLECTUAL PROPERTY PROTECTION
We currently do not have any trademarks or copyrights filed or protection of our intellectual property. We may be subject to legal proceedings alleging claims of trademark or copyright infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business. Additionally, we cannot guarantee that our trademarks or copyrights will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks or copyrights.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become Revenue Share Note holder. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Revenue Share Note holder and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Fitzgerald	50,000	Common Stock	100.0

The Company's Securities

The Company has authorized Revenue Sharing Rights, and Common Stock.

Revenue Sharing Rights

The amount of securities outstanding is 0.

Material Rights

Voting Rights

Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one-hundred and fifteen percent (115%) of the Investor Funds, and the Additional Investors have received an amount equal to one-hundred and fifteen percent (115%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one-hundred and fifteen percent (115%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

The 50% distribution split assumes that the Financier and Additional Financiers contribute the entire budget of the project, which is projected to be $500,000 (and not to exceed $1,070,000), to the Company. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Financier and Additional Equity Financiers, that would equal 80% of the $1M, which would result in them receiving 80% of the 50% split, or 40% of the Net proceeds, resulting in the Financier and Additional Financiers receiving 40% and the Producer receiving 60%.

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $500,000, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $500,000. Any funds raised in excess of $$1,070,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

Common Stock

The amount of security authorized is 250,000 with a total of 50,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of An Angry Boy, Inc. you will have limited rights in regards to the corporate actions of the company, including additional issuances of revenue sharing notes, company repurchases of revenue sharing notes, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The Company has decided that the maximum value of the Company (which is directly correlated to the budget of the motion picture at a 1:1 ratio) shall be $1 million, so no dilution will occur beyond that.

Investors should understand the potential for a reduced return on investment. If the Company issues more revenue share rights, the amount of return you may receve on each semi-annual payment period will decrease, even though the total gross adjusted proceeds may increase.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: Marketing of StartEngine campaign
  Date: September 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our company has been created with the sole intention of producing the film An Angry

Boy. So, in order for us to make the movie we first need to receive funds from our investors. Once the funds is generated, depending on how much money we raise, then the movie production will begin. The quality of the film we are able to create is dependent on the amount we raise, and we've broken this down into 3 different tiers based on our professional experience.

Tier 1 - $10,000 - $100,000 Raised -

The first step for us will be to use some of these early funds to pay for targeting advertising to get more investors on board. New Dawn Films has created marketing campaigns for clients in the past with the videos we have produced for them and so we're familiar with how to leverage targeted advertising. We will get the campaign in front of interested parties so they're aware of the offering which will help raise additional capital overall.

Tier 2 - $100,000 - $300,000 Raised -

At this point we'll have enough money to produce the film from start to finish. As long as we can raise $100,000 then we will make the movie and it will be able to be distributed. This tier however is on the lower end of what we ideally need to make the high-quality film we're seeking to create. In this tier the major issues we'll face are limited shooting days because we won't be able to afford more. This means everything will need to be shot fairly quickly which will compromise on our artistic integrity. We also will not be able to afford paying 'well known' actors to be a part of the film. A draw for many audiences in choosing a movie to watch is that there are actors who they recognize. We may be able to get one or 2 well-known actors, but it will depend on how much we can raise.

Tier 3 - $300,000 - $500,000+ Raised

Andrew has worked on film sets both large and small and the difference between the two comes down to budget. In the simplest terms, the more money you have, the higher the quality of a flim we can produce. For example, we can have more shoot days which means we can take the proper time needed to get the right shots. we can spend more money on equipment that will allow us to be more creative with what we're filming and how it's done. We can spend more on set dressings, art direction, talent, special effects and a multitude of other things. All of which can elevate the film to a higher standard.

$500,000 is what it will take to make the high-quality film we want to produce. The more money we get, the fewer constraints we'll have and therefore we will be able to get the best of the best in different creative areas. If we have less then we can still make a quality film, however, it will be much harder to do because we'll have more limitations.

Essentially the business doesn't exist without our investors. But once we have the funds, as mentioned above, we can move forward and create a film that is ready for distribution. At the very least we will be able to self-distribute to our 500,000+

YouTube subscribers who are eagerly waiting on the next video or project we put out. And those subscribers will only continue to grow in the future which means potential revenue for this film will continue to grow as well.

Foreseeable major expenses based on projections:

All of our expenses directly go toward creating our film. In the production world there are generally 3 phases of production that expenses go towards and they are the following:

1) Pre-Production - This is the first part of making any film and it's what has to be done before any filming in order to make sure the production process runs smoothly. Some of the core major costs within the Pre-Production phase are: Hiring of a Production Crew, creating a Storyboard and storyboard vision, planning for shooting days and the logistics, shot list creation, hiring actors and location scouting.

2) Production - This is the part of the film that most people are familiar with which is the actual days that filming the movie is taking place. This is where the bulk of the budget is spent and some of the expenses here include: Hiring a cast (especially well-known actors to bring more audiences to the film), Renting spaces, Crew, Lodging, Meals for the cast & crew, Transportation for cast and crew, Wardrobe, make-up and props, Special Effects And any necessary set equipment.

3) Post-Poduction - Once the filming is completed it needs to be edited and marketed for distribution. Some of the major expenses on the post-production side include: Editing the film, Creating the musical score, Coloring the film, Sound mixing, Graphics and effects creation, Promotional Materials and Festival submissions.

Below we've outlined the percentages for where our expenses will be used.

37% - PRODUCTION

As mentioned above this is the bulk of the costs to make the movie and it includes: Hiring a cast (especially well-known actors to bring more audiences to the film), Renting spaces, Crew, Lodging, Meals for the cast & crew, Transportation for cast and crew, Wardrobe, make-up and props, Special Effects And any necessary set equipment.

15% - CAST

The more money we raise then the more we have to spend on our cast. Generally, more money simply equates to being able to afford better actors and more well-known actors.

15% - POST-PRODUCTION

As mentioned above this will include: Editing the film, Creating the musical score, Coloring the film, Sound mixing, Graphics and effects creation, Promotional Materials and Festival submissions.

9% - MARKETING

When starting to raise our funds we will be marketing our Start Engine Campaign to get in front of potential investors.

6% - START ENGINE

This goes right off the top and is the fee that Start Engine charges for using their services.

5% - CONTINGENCY

A film is a living breathing thing and so it's impossible to account for every expense up front. You have to be able to roll with the punches and adapt. Sometimes you can get cheaper deals than expected and other times items can cost more.

3% - SPECIAL EFFECTS

This movie has some ultra-violent parts that we want to create using practical effects. In order to make them look good, they'll need to be meticulously planned, created and executed.

2% - INSURANCE

We'll need insurance to cover us during the production phase. We do not have any dangerous or large stunts so this will be a minimal cost for us.

2% - WRITER/DIRECTOR

The writer/director will spend a lot of time during the 3 phases of this film making sure their vision for the film is created and since they will not be able to work on other projects, will need to be compensated.

2% - PRODUCER

The producer's job is one of the most important on any set and they are the first to come on board besides the Director/Writer. They make sure everything on the production is running smoothly and is organized.

2% - UNIT PRODUCTION MANAGER

The unit production manager is hired after the producer and they are in charge of overseeing the budget and scheduling of the entire film production.

1% - CASTING DIRECTOR

The casting director is hired to get all the actors on board for the film.

1% - ACCOUNTING

We will need to have an accounting manager keep track of all our expenses to manage our bookkeeping.

Future operational challenges:

A lack of funding will result in some major challenges for us to produce the movie. If we do not raise enough capital on Start Engine then we'll need to seek outside funding from other resources which will prove to be challenging. The minimum amount we need in order to actually produce the film is $100,000. Any less then that and we'll need to seak outside investors.

There may also be some unexpected costs we come across that we are unable to predict prior to making the movie. Prices may vary on items like equipment, locations and actors and so we'll need to work with vendors and agents to make deals in order to work within the budget we have to spend from the funds we ultimately raie.

Future challenges related to capital resources:

The only capital resources we'll be using for the making of this movie is the equipment we choose to use. This includes Cameras, Steadicam rigs, tripods, lenses and various other tools used in the filmmaking process.

As with any film production, the more money you have to spend the better equipment you'll have at your disposal. For example, the cost of renting a cheaper camera would cost around $400/day vs the cost of a more expensive camera which can run $1500/day. This generally runs across every item on set and a better camera means better picture quality. Better lenses mean better images and so on. On top of that, better equipment means a more specific skillset from the operators or crew so those prices increase as well. The more money we raise, the better everything can be across the board.

Future milestones and events:

June 2016 - WRITING BEGINS on An Angry Boy Script

July 2016 - SCARY MYSTERIES YOUTUBE CHANNEL LAUNCHES to create a fanbase that will purchase An Angry Boy film.

August 2018 - SCRIPT FINALIZED after numerous drafts and rounds of notes.

September 2018 - AN ANGRY BOY INC. is created and work on our Start Engine campaign begins.

August 2019 - 500,000 SUBSCRIBERS are reached on the Scary Mysteries youtube channel.

January 2020- EQUITY CROWDFUNDING LAUNCHES The campaign to produce An Angry Boy Launches on Start Engine.

January 2021 - EQUITY CROWDFUNDING FINISHES The campaign to producte An Angry Boy finishes.

February 2021 - PRE PRODUCTION BEGINS Hiring of key roles, casting and location scouting.

April - May 2021 - PRODUCTION BEGINS Start filming the movie.

June 2021 - POST PRODUCTION BEGINS The editing for the film is taking place

September 2021 - AN ANGRY MOVIE PREMIERE The film is finished and we can begin our festival run and distribution plan.

November 2021- EVERGREEN INVESTMENT The film sells via distributors or self distribution for decades to come.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The comapny currently has $10,000 cash in hand available to use. This will be used for marketing immediatley after the launch of the campaign aimed at getting the potential investors aware of the offering.

The company currently has a revolving line of credit with Chase, for a total amount available of $9,500.

We will put up our annual report for all investors to view at the following website. www.newdawnfilm.com/investors

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical for our company operations and the making of our film. Without them, we will not be able to move forward with the production of the movie.

The company currently has $10,000 available in cash. This will be used for marketing immediatley after the launch of the campaign aimed at getting the potential investors aware of the offering.

The company currently has a revolving line of credit with Chase, for a total amount available of $9,500.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. The company has been created with the sole intention of raising money to fund our film

An Angry Boy. Approximatley 95% of the funds our company has will be soley raised by our crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our minumum raise is $10,000. If we raise that and nothing more, 100% of it will all be put into marketing for our Start Engine campaign. We will do online advertising with 100% of the minimum in order to try and get more investors on board with us.

 Once we have $10,000 and begin spending, it will last us roughly 4 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Our maximum goal is $500,000. If we raise that then we will be able to operate the company indefinitely. The funds will be used to make the film from start to finish and then in marketing for our distribution. After that we will be generating income from sales and be able to pay back our investors and continue our marketing efforts. We can foresee operating for at least 20 years after our maximum is raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There is a potential for future sources of capital available to the company. We can take out a line of credit if needed and once the film is completed, there is potential for a distribution company or other investors to come on board to help sell the movie and market it to the right audiences.

Indebtedness

- **Creditor:** Andrew Fitzgerald
  Amount Owed: $21,583.00
  Interest Rate: 0.0%
  Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2018 was $21,583. The balance is considered payable on demand and does not bear interest.

Related Party Transactions

- **Name of Entity:** Andrew Fitzgerald

Relationship to Company: Officer

Nature / amount of interest in the transaction: $21,583.

Material Terms: Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2018 was $21,583. The balance is considered payable on demand and does not bear interest.

Valuation

Pre-Money Valuation: $500,000.00

Valuation Details: Based on our expertise and experience in the world of production, we have determined that in order to make a successful film, then ideally $500,000 would be the amount we would need to raise. This budget will mainly pay for production costs associated with making a feature film as Post production costs like editing, music and effect. The more money we have to spend then the higher quality actors we can have in our movie and so 15% of our budget will be dedicated to getting the right actors on board to bring our movie to life. Furthermore, a portion of the budget will be used to market the movie and create ads to let people all around the world know where to buy it.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  The money will go into running targeted Facebook advertising. The goal will be to bring in more investors to help raise more money.

If we raise the over allotment amount of $500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  9.0%
  We'll be creating targeted Facebook ads that let people know how to buy the movie. We'll also advertise the film on our Scary Mysteries youtube channel and with other youtube channels that have a large horror/thriller fanbase.

- *Unit Production Manager*

2.0%

The Unit Production Manager is hired by the producer during pre-production. Their role is to oversee the budget and scheduling of a film through the end of principal photography.

- *sfx*
  3.0%

  The Special Effects or SFX are the visual illusions and tricks used in the our movie. There are some violent scenes which will need a Special Effects supervisor to create props and makeup so we can visually show the violence to audiences in a practical sense and not through CGI.

- *Casting Director*
  1.0%

  The Casting Director helps facilitates the actors that will appear in the film. The more money that can be raised, the higher caliber of actor we can include in our movie and the casting director will help facilitate that.

- *Producer*
  2.0%

  The Producer oversees all aspect of the filmmaking process. They make sure that the budget, schedules, crew hires and logistics all run smoothly.

- *Writer/Director*
  2.0%

  A film director controls a movies artistic aspects and visualizes the screenplay (or script) while guiding the technical crew and actors towards the fulfillment of that vision. The director has a key role in choosing the cast members, production design, and the creative aspects of filmmaking.

- *Cast*
  15.0%

  The cast is comprised of all the actors that will appear in the film. They are compensated based on experience, talent and amount of days they will need to be on set.

- *Production*
  37.0%

  Production is the process of making a film, generally in the sense of films intended for extensive theatrical exhibition. Filmmaking involves a number of discrete stages including an initial story, idea, or commission, through screenwriting, casting, shooting, sound recording and pre-production, editing, and screening the finished product before an audience that may result in a film release and exhibition

- *Post Production*
  15.0%

  Post-production is part of the process of filmmaking. Post-production includes all stages of production occurring after shooting or recording individual program segments

- *Insurance*
  2.0%
  Film production insurance is a staple in filmmaking.

- *Accounting*
  1.0%
  Accounting or accountancy is the measurement, processing, and communication of financial and non financial information about the film and An Angry Boy Inc.

- *Contingency*
  5.0%
  The contingency is put in place for any outcome other than what is expected.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.newdawnfilm.com (www.newdawnfilm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/an-angry-boy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR An Angry Boy Inc.

[See attached]

John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the Board of Directors of Angry Boy, Inc.:

I have reviewed the accompanying Statements of Financial Position of Angry Boy, Inc. as of December 31, 2019 and December 31, 2018 and the related Statements of Income and Cash Flows for the year ending December 31, 2019 and the period from September 18, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

John A Gacinski CPA

Roslyn, NY
April 16, 2020

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

An Angry Boy, Inc.
Statement of Financial Condition
December 31, 2019 and December 31, 2018

	As of	
Assets:	12/31/2019	12/31/2018
Current Assets:		
Cash & cash equivalents	$ -	$ -
Deferred offering costs	5,525	5,525
Deposit	15,000	15,000
Total Current Assets	20,525	20,525
Total Assets	$ 20,525	$ 20,525
Liabilties and Stockholders' Equity:		
Liabilties:		
Current Liabilities:		
Due to related parties	$ 22,140	$ 21,583
Stockholders' Equity:		
Common Stock, $0.10 par, 250,000 shares authorized, no shares issued and outstanding as of December 31, 2019 and December 31, 2018	-	-
Additional paid in capital	-	-
Accumulated deficit	(1,615)	(1,058)
Total Stockholders' Equity	(1,615)	(1,058)
Total Liabilities and Stockholders' Equity	$ 20,525	$ 20,525

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Statement of Operations
For the Year ending December 31, 2019 and the period from September 18, 2018 (inception) to December 31, 2018

	For the Year Ending 12/31/2019	For the period 9/18/2018 (inception) to 12/31/2018
Income:		
Revenue	$ -	$ -
Expenses:		
General & administrative	557	1,058
Total Expenses	557	1,058
Net Loss	$ (557)	$ (1,058)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Statement of Cash Flows
For the Year ending December 31, 2019 and the period from September 18, 2018 (inception) to Decembert 31, 2018

	For the Year Ending 12/31/2019	For the period 9/18/2018 (inception) to 12/31/2018
Operating Activities		
Net income	$ (557)	$ (1,058)
Plus increase in deposits	-	(15,000)
Net Cash Provided By Operating Activities	(557)	(16,058)
Financing Activities		
Advances from related parties	557	21,583
Offering costs	-	(5,525)
Net Cash Provided by Financing Activities	557	16,058
Net Cash change in cash for period	-	-
Cash at beginning of the period	-	-
Cash at end of the period	$ -	$ -

See Independent Accountant's Review Repport and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2019 and the period from September 18, 2018 (inception) to
December 31, 2018

1) Nature of Organization

An Angry Boy Inc. ("The Company") is a Delaware corporation formed on September 18, 2018. The Company is producing and marketing a motion picture product by the name of An Angry Boy.

The Company's activities since inception have been focused solely on raising capital and development activities. The Company has not yet generated any revenue. The Company's ability to succeed will depend upon securing additional capital.

2) Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 12, 2020, the date that the financial statements were available to be issued.

3) Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation's of the Company's management who are responsible for their integrity and objectivity.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Revenue Recognition
The Company will recognize revenue 1) when substantial evidence exists of an arrangement with a customer reflecting the terms and conditions under which products or services will be provided; 2) delivery has occurred or services have been provided; 3) the amount of income is fixed or determinable; and 4) collection is reasonably assured. As previously noted, the Company has not yet to date generated revenue

4) Taxes

The Company is taxed as a Corporation and files U.S. federal and state income tax returns. To date, the Company has generated net losses.

An Angry Boy, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2019 and the period from September 18, 2018 (inception) to
December 31, 2018

5) Due to Related Parties

Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding as of December 31, 2019 is $22,140 and $21,583 as of December 31, 2018. The balance is considered payable on demand and does not bear interest.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

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An Angry Boy is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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39
Days Left

188
Investors

$75,305.80
Raised of $10K - $500K goal



AN ANGRY
BOY

An Angry Boy

A Psychological Thriller produced by you!

- Regulation Crowdfunding
- New York, NY · Film & Video
- Accepting International Investment

Invest Now

$100.00 minimum investment

Overview | Team | Terms | Updates | Comments | Share

Invest in a **New Thriller** from an indie film company with a fan base of over **600,000 fans**

Invest in An Angry Boy

Go deep in the heart of terror with An Angry Boy, a psychological tale about loss of innocence and revenge. From an award-winning team, and reminiscent of Silence of the Lambs, True Detective, and The Girl With the Dragon Tattoo, this exciting new feature film will immerse moviegoers in a thrilling world.

Good triumphs over evil in this story surrounding a teenager who was abused by a ruthless predator when he was younger. His memory of the horrors was repressed, but when he suffers a head injury, those painful recollections come flooding back. As he struggles to piece together the haunting mystery of his past, he realizes what he must do... hunt down his abuser and exact revenge.



AN ANGRY BOY

From the makers of the popular true-crime series Scary Mysteries, this movie is inspired by real-life stories. We plan to release An Angry Boy through Amazon Prime and marketed to the Scary Mysteries channel which receives hundreds of thousands of loyal visitors each day.

It's an exciting time for streaming movies, with at-home in-demand entertainment reaching record numbers. **We invite you to make a movie with us and share in whatever profits the film may have.**

WATCH THIS VIDEO to learn more about this tale of terror!

We will leverage our HUGE YouTube Following to Sell *An Angry Boy*



WATCH THIS VIDEO to learn about our business plan on how we plan to make our investors money

New Dawn Films was established in New York City in 2009 and is a fast-growing production company with sales and market traction already in the industry. One of our ongoing projects is our youtube channel called **SCARY MYSTERIES** which has gone on to amass over **560,000 subscribers as of December, 2019**. The fans of this channel absolutely love the gritty and very real content we put out on a bi-weekly basis and they cannot wait for our next upload. We believe, they are the same demographic who will love a movie like AN ANGRY BOY and will be more than excited to purchase the film once it's released. This company is an affiliate to An Angry Boy Inc., as both are run by Andrew Fitzgerald, and will offer its platform and expertise to help bring An Angry Boy the film to life.



Our Continued Youtube Success Means More Fans!

Every single day on our SCARY MYSTERIES youtube channel we receive hundreds of thousands of views and hundreds of positive comments from our fans about how much they want more content from us! They absolutely love the dark nature of the videos we post and are true fans of not just the thriller/horror genre, but fans of us and the work we create.

Our channel is growing fast and by the time we release the film, around November of 2021, according to Social Blades future predictions, we'll have over 2 million subscribers. **If just 10%** of those people purchase the film for streaming over on Amazon Prime at $5 per buy, then we would generate **$1,000,000 in sales** and essentially double our initial investment goal of $500,000.



Looking ahead 2 Years after our initial release, so in November of 2023, we're estimated to conservatively have 5,500,000 subscribers. If we can get just 7.5% of those people to purchase the film then that's a total of **$2,062,500 in sales.** That also doesn't take into account people purchasing from the millions of views we get every single month from non subscribers. It also doesn't account for any additional purchases from people outside the scary mysteries fanbase, whom we'll target specifically with ads.

GOAL DATE	·TIME UNTIL·	SUBS PREDICTION	VIEWS PREDICTION
2023-09-14	4 years	5,219,241	1,371,147,346
2023-11-14	4yr 2mo	5,575,148	1,468,855,602
2024-01-14	4yr 4mo	5,943,828	1,570,108,287
2024-03-14	4yr 6mo	6,318,923	1,673,158,839
2024-05-14	4yr 8mo	6,712,938	1,781,442,277
2024-07-14	4yr 10mo	7,119,724	1,893,270,144

(source: socialblade.com)



The Innovative, Experienced & Award Winning New

York City Based Production Company Behind 'An Angry Boy'

We founded New Dawn Films 10 years ago in New York City, a place well known for creativity, especially in the areas of cinema. In that decade, New Dawn Films has accomplished much. Through writing, producing and editing high-end projects, our team has the versatility and the experience necessary for creating a compelling film.

  

Started by Andrew Fitzgerald, the writer and director behind An Angry Boy, New Dawn Films will act as an affiliate to this Company and will lend its amazing resources in order to help create and promote An Angry Boy (the film). Over the years NDF has grown from just Andrew, to 8 full time employees and they have produced two award-winning feature films already and a variety of shorts and commercial productions. We also specialize in film and television production, commercials and branded content for a variety of industries including companies like *Mercedez Benz, Johnson & Johnson, Revlon, Mitsubishi Motors, 5 Hour Energy, Unilever and many more*. We've worked on award winning and popular shows like *Chopped* which airs on the Food Network, *Say Yes To The Dress, Miami and LA Ink, Throwdown With Bobby Flay and Storm Chasers*.

New Dawn Films is a company with proven sales and market traction and our work has been viewed by Hundreds of Millions of people worldwide. We are well established in the production industry and have years of revenue generation and marketing experience. Now we'd like to use our knowledge and expertise in this area to put out our dream project with AN ANGRY BOY.

  







3 DISC DVD SET TLC

2 DVD

STORMCHASERS
Discovery

Skip Distribution Fees & Self Distribute On



amazon prime video

We've chosen to self distribute this film on Amazon Prime for a multitude of reasons. All of which is intended to help us provide a return for our investors.

1st We have the experience to do it and a business plan in place that puts us in a position to capitalize on it for years to come.

2nd We'll control our own destiny. Rather a waiting for a distribution company to pick up the film and then hoping they market it properly, we can do it all ourselves.

3rd Because traditional distribution companies charge 35-45% in fees. Distributing ourselves means we avoid this major cost.

4th Amazon prime is HUGE and one of the largest sources for video streaming in the world and is only continuing to grow.

5th Amazon allows us to put our movie on their site for free (after it passes a quality control test because they have standards) and then only charges around 6 cents per each hour streamed. That means our investors will see more profits.

6th We can focus on this one platform rather then stretching ourselves too thin trying to get it everywhere. While we may put it up on other platforms in the future, right now we'll focus on just Amazon Prime and strongly market the film out there.

ADWEEK 40 NEWS EVENTS WEBINARS CONNECT YOUR CAREER

Hulu and Amazon Prime Video Are Gaining on Netflix in the Streaming Wars

Competitors are taking some of the market

As Netflix's dominance declines slightly, Amazon Prime Video and Hulu are steadily growing in market share. Amazon Prime Video will close out 2019 having retained its position as the second-largest subscription OTT service provider, reaching about 52.9% of OTT viewers in the U.S. The service is expected to have 96.5 million viewers this year, an 8.8% increase from 2018. By 2021, the number of people watching Amazon Prime Video is expected to equal a third of the U.S. population, the report found.

VARIETY FILM TV MUSIC TECH THEATER REAL ESTATE

HOME > DIGITAL > NEWS DECEMBER 7, 2018 9:30AM

Amazon's Prime Video Channels Biz to Generate $1.7 Billion in 2018 (Analysts)

According to new estimates from BMO Capital Markets, Amazon's Prime Video Channels will pull in $1.7 billion of revenue this year, more than double from last year's $700 million. That's poised to grow to $3.6 billion in 2020 worldwide.

Assuming the ecommerce giant shares on average 70% of the subscription fees, Amazon will pay out $1.2 billion in 2018 to Prime Video Channels partners — ballooning to $2.5 billion in 2020, the firm's analyst predicted.

(source: Adweek & Variety)

Investment - Revenue Participation Rights



Security Type: Revenue Participation Rights.
Minimum Investment: $100.

Initial Investor Return: 115% of initial investment.
Projected Budget: $500,000

Revenue Participation Terms: 100% of the adjusted gross profits go straight to you until you've received 115% of your initial investment. After that, you will receive 50% of the net profits on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis.

What this means:

To start with, for investors, 100% of the adjusted gross proceeds from the movie go straight to you.

Then, once you've gotten 115% of your initial investment back, that ratio adjusts, and 50% of the film's profits are yours in perpetuity.

Please see the Terms section below, along with the Offering Details and Form C for a complete set of terms, including the definition of Adjusted Gross Profits.

PERKS*

- **$200+** See your name in the credits with a special **Thank You Credit in the film!**

- **$400+** Get an **exclusive Q&A session** with Writer/Director Andrew Fitzgerald and cast prior to the movie going into production! Includes special Thank You Credit.

- **$750+** Receive an **advanced screening copy** of the film before it's released plus **exclusive behind-the-scenes** videos throughout the entire production. Includes Q&A and Thank You Credit.

- **$1,500+ Be an extra in the movie!** If you can get yourself to our filming location, we'll get you on camera so you appear in the movie forever! Includes advanced screening copy, behind-the-scenes videos, exclusive Q&A and Thank You Credit.

- **$5,000+ Get an awesome prop used in the movie** signed by the cast and crew and delivered to your door. Even better, you'll also receive **exclusive access to tickets for any film festivals** we're in. Includes all the previous perks,

too.

- **$10,000+ "Associate Producer" in our credits and on IMDB**, and since you're an Associate Producer, you and a guest get to meet the cast and crew and hang out during a day of filming. (Filming date/location TBD.) Includes all the previous perks, too.

- **$20,000+ "Co-Executive Producer" credit in the film and on IMDB!** Come on down to the set and hang out as much as you'd like. (Filming date/location TBD.) Includes all the previous perks, too.

**All perks occur when the offering is completed.*

The Cost to Make 'An Angry Boy'

This is where the money will be spent

In order to get people to better understand the movie making process, think of a film as a living, breathing entity that changes over the course of its creation. Feeding it more money allows it to grow bigger and stronger and having less money restricts it from reaching its full mass and potential.



StartEngine Fees 6%
Marketing 9%
Unite Production Manger 2%
SFX 3%
Casting Director 1%
Producer 2%
Writer/Director 2%
Cast 15%
Production 37%
Post Production 15%
Insurance 2%
Accounting 1%
Contingency 5%

The bare minimum we need to raise in order to actually film the movie is $100,000 and the ideal amount we need is $500,000. This graph shows where the money will be spent and while the percentages will not change, the amount spent within them will, depending on the funding we receive.

So for example if we raise $100k then we only have $15,000 to spend on the entire cast. But if we raise $500k then we have $75,000 and as a result we'll be able to afford better, more well known actors. Another example is the production side of the movie. More money there means better equipment, more experienced crew and so on.

We feel confident we can reach all of our goals with this movie. If you'd like to hear more about those and how we will adjust our approach based on the money we raise in more detail, then please check out the video below.

WATCH THIS VIDEO below to learn how we plan to achieve our goals & spend the raised funds



tiff

  





We need to fulfill areas of pre-production, production, and post-production with the right amount of funding. These are additional details on where the money we raise will be spent.

PRE-PRODUCTION INCLUDES

- Hiring of the Crew
- Creation of the storyboard
- Planning of shoot days & logistics
- Shot listing
- Casting Agents
- Table reads with cast
- Scouting for shooting locations
- Permits, insurance and contracts

PRODUCTION INCLUDES

- Hiring a cast
- Rentals of shooting locations
- Crew
- Lodging
- Meals for cast & crew
- Transportation
- Wardrobe, make-up and props
- Special Effects
- Any necessary equipment

POST-PRODUCTION INCLUDES

- Editing the film
- Creating the musical score
- Coloring the film
- Sound mixing
- Promotional materials and ads
- Festival submissions
- Marketing

The Evolution of Fear



At the end of the day, we believe in making an awesome movie that we can all be proud of. In this day and age audiences need new, honest and innovative ways to be scared and thrilled. We find that recently many horror movies and run of the mill thrillers are typically very shallow. They act like filler for movie studios so they can make a quick buck before their next big budget feature.

But audiences are smart and want more than a quick fix for their fear factor needs. They're seeking new styles, eye-catching cinema, provocation and more than just shock value for shock values sake. They want a story and so we will bring them An Angry Boy.



We believe our level of experience, passion for filmmaking and large fanbase sets us apart from everybody else. Doing things differently and on an elite level is what we have always done with our projects and it's exactly what we plan to do for this movie. We envision this film becoming very popular and gaining a following similar to much of the content we have created in the past.

Invest in An Angry Boy today, to ignite the next wave of Thriller and Suspense Films.

Directors quote "When you watch a movie, you need to root hard for the hero. That only comes when a film takes time to develop its characters and tells a story worth watching."

Video Message Below From Writer & Director Andrew Fitzgerald





Check out the entire script for AN ANGRY BOY here link

Q: Can I read the Script?

Yes, you certainly can and we encourage you to. Check it out here by clicking this link.

Q: What happens if the minimum amount to make the movies isn't raised?

Start Engine will allow us to run the campaign for up to a year which we anticipate on doing. If we don't raise up to $100,000, which is the minimum we'll need to actually film, then we will seek outside investors.

Q: Why should I invest in this and not something else?

Beyond the passion we have for making this a great film, we have an actual plan in place for distribution which shows some of examples of how our investors can make money from this film. We've done our homework on this project and if you missed this video above from the campaign then we encourage to check it out because it will answer this question in detail.

Q: When are you planning on actually filming?

A: If we run this campaign for a year then we plan on actually filming around the spring of 2021 with a planned release around November of 2021. If we can raise the funds sooner then we will adjust and everything will be projected to happen earlier.

Q: How come your budget isn't a fixed amount?

There's many different way's to approach filming a movie. If the budget is low, it restrains you from certain things but you can still make a quality film. If it's higher, then naturally it allows you to do more. We have experience working with all kinds of budgets and know how to adapt in order to make the best possible product within the budget we have.

Q: What will the rating on the film be?

An Angry Boy will be rated R for strong language, violence and adult themes.

AN ANGRY BOY

June 2016

WRITING BEGINS

on An Angry Boy Script

July 2016

SCARY MYSTERIES YOUTUBE LAUNCHES

to create a fanbase that will purchase An Angry Boy once it's distributed

August 2018

SCRIPT FINALIZED

after numerous drafts and rounds of notes

August 2019

500,000 SUBSCRIBERS!

are reached on the Scary Mysteries youtube channel!

January 2020

EQUITY Crowdfunding LAUNCHES

The campaign to produce An Angry Boy launches on Start Engine

December 2020

PRE PRODUCTION BEGINS

Hiring of key roles, casting and location scouting (Anticipated)

April-May 2021

FILMING BEGINS

We start to roll cameras on the filmmaking process (Anticipated)

September 2021

AN ANGRY BOY MOVIE PREMIERE

The film is finished and we can begin our festival run and distribution plan (Anticipated)

November 2021

2,200,000 SUBSCRIBERS!

Sell to our fans & beyond and have a potential ROI for decades to come (Anticipated)

In the Press







SPACED OUT RADIO
WITH DAVE SCOTT

SHOW MORE

Meet Our Team

Meet Our Team



Andrew Fitzgerald

Writer/Director & Board of Directors

Andrew has worked in the production industry for the past 15 years after having graduated from Ithaca College with a degree in Cinema Production & Photography. After spending the early part of his career working on various films and reality TV shows, he branched out in 2009 to create New Dawn Films, as he saw there was a fundamental shift happening in how people consumed video on a daily basis and wanted to fill that need.

Since then he has gone on to direct two award-winning feature films, worked on creating content for companies like Johnson & Johnson, Mitsubishi Motors, Unilever, 5 Hour Energy and Revlon to name a few. He's also created a very popular YouTube channel and podcast, Scary Mysteries. His focus has always been on bringing high-end creative solutions to his clients and he loves to help create videos that resonate with audiences.



Brad Rego

Writer & Producer

Brad is experienced in the film and video industry and is also one of the nicest people you'll ever meet. He's an award-winning Director and Cinematographer who has worked on 30 Feature and short films throughout his career. He works on many of our New



Ken Tolley

Producer/Editor

Ken has worked in the television industry for over 12 years and is a founding member of New Dawn Films. Having started out in the field of reality television as a camera operator, he found his love for editing shortly after that and has since gone on to edit for some of the most

Dawn Films productions and loves being out in the field during filming to help ensure things run smoothly and efficiently. Having worked with so many different people over the years, his expertise is hugely welcomed in helping shape much of the content that we produce.

popular television shows out there today. You can find his editorial stamp on shows like Say Yes To The Dress, Chopped and House Hunter International to name a few. His work and knowledge over the years has helped New Dawn Films reach new levels, and he's always looking for new and interesting projects to get his hands on.

Offering Summary

INVESTMENT OPPORTUNITY

Revenue Participation Rights

Movie Title: An Angry Boy

Initial Investor Return: 115%

Projected Budget: $500,000

Maximum Budget: $1,070,000

Minimum ($10,000) of revenue participation rights

Maximum ($500,000) of revenue participation rights

Company: An Angry Boy Inc.

Corporate Address:

Type of Security Offered: Revenue Participation Rights (the "Shares", or the "Securities")

Minimum Investment Amount (per investor): $100

Revenue Participation Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined in the Financing Agreement attached as Exhibit F to the Offering Document) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one-hundred and fifteed percent (115%) of the Investor Funds, and the Additional Investors have received an amount equal to one-hundred and fifteed percent (115%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one-hundred and fifteed percent (115%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as “Net Proceeds”, and shall be paid as follows: (a) fifty percent (50%) to Producer (“Producer’s Net Proceeds”); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Company Perks*

$200+ See your name in the credits with a special **Thank You Credit in the film!**

$400+ Get an **exclusive Q&A session** with Writer/Director Andrew Fitzgerald and cast prior to the movie going into production! Includes special Thank You Credit.

$750+ Receive an **advanced screening copy** of the film before it’s released plus **exclusive behind-the-scenes** videos throughout the entire production. Includes Q&A and Thank You Credit.

$1,500+ Be an extra in the movie! If you can get yourself to our filming location, we’ll get you on camera so you appear in the movie forever! Includes advanced screening copy, behind-the-scenes videos, exclusive Q&A and Thank You Credit.

$5,000+ Get an awesome prop used in the movie signed by the cast and crew and delivered to your door. Even better, you'll also receive **exclusive access to tickets for any film festivals** we're in. Includes all the previous perks, too.

$10,000+ "Associate Producer" in our credits and on IMDB, and since you're an Associate Producer, you and a guest get to meet the cast and crew and hang out during a day of filming. (Filming date/location TBD.) Includes all the previous perks, too.

$20,000+ "Co-Executive Producer" credit in the film and on IMDB! Come on down to the set and hang out as much as you'd like. (Filming date/location TBD.) Includes all the previous perks, too.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Cutting The Cord & Shifting To Youtube

10 days ago

Cutting The Cord & Shifting To Youtube

The future is now! Check out how Scary Mysteries was included in this article about the shift in media consumption we're all going through. Because let's be honest, at night are you really watching Jimmy Fallon, or are you scrolling through your phone and lap top.

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, An Angry Boy has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in An Angry Boy be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

27 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the An Angry Boy offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Updated Perks!

about 1 month ago

We recently updated the perks and they are bigger and better then before! Just wanted to give you a heads up to check them out on the page if you're interested in seeing them. Thanks!

DonnaJean's Coffee House of Horror: Andrew Fitzgerald of Scary Mysteries talks An Angry Boy

about 1 month ago


DonnaJean's Coffee House of Horror: Andrew Fit...
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Andrew
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DONNA JEAN'S
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Halloween

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the An Angry Boy offering. Here's an excerpt describing the specifics of the change:

An Angry Boy updated its perks.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

New Information is up on the Campaign Page for you to check out if you're interested in investing in An Angry Boy!

about 1 month ago



$50,000 Reached!!

about 1 month ago

We're more then halfway there to making this movie become a reality as we reached the $50k mark! Thanks to the 123 Investors that we have so far, you guys are making it happen and we can't thank you enough. We'll have some exciting and fun updates coming up this month so we'll keep you posted, looking forward to this!

-Andrew

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the An Angry Boy offering. Here's an excerpt describing the specifics of the change:

An Angry Boy extended the length of its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, An Angry Boy has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in An Angry Boy be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

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Carol O.Brien 2 INVESTMENTS INVESTED a day ago

Andrew, Wishing you the very best of luck on this project. Am about to invest $200.00, hope I am able to add to that in the future. I very much hope you reach your fund-raising goal. I am so impressed reading the comments here. Such savvy investors with valid questions and answered so very clearly.
I took the time to read the script that was offered, liked it a lot. I'd be willing to volunteer as a proofreader for the script or any other articles that you might desire. Sorry, I've been an English tutor so even the tiniest of errors stand out to me. No offense intended. Blessings, Carol from Florida

> **Andrew Fitzgerald** - An Angry Boy a day ago
>
> Hi Carol,
>
> No offense taken, lol, I'm notoriously bad at the spelling/grammar game so I appreciate the offer very much! As we get closer to production I may take you up on that offer to give it a final look over, there's still some minor tweaks I want to look into doing, ideas that have come up as we're gearing up for the production. It's great to have investors that care about making something as great as it can be, thanks so much!
>
> Andrew

Steve Nichols 9 days ago

Hello,
I'm intrigued by your project and intrested in becoming an investor. I have 2 questions. First where do you plan on filming. My understanding is that different states and cities have different permit requirements that can range drastically in cost. Secondly I see that you have 9% of your budget wrapped up in advertising. I'm having a hard time understanding why you need an advertising budget if you plan on distributing threw Amazon and your YouTube channel? I look forward to hearing from you and possibly investing.

Kind Regards,
Steve Nichols

> **Andrew Fitzgerald** - An Angry Boy 9 days ago
>
> Hi Steve,
>
> We are actively scouting locations in the New England area and certain permits, tax breaks from different states as well as logistics will all come in to play when making our decision. Ultimately we'll do what's best for the film and help us stretch the budget. In regards to the budget for advertising and marketing, chances are you may have found out about this project through one of the many Facebook ads we're running which is where part of that budget goes. We have to make people aware of the Start Engine campaign in order to get people on board. Once the film is completed, our main focus is to sell to people on our youtube channel and podcasts, however, we'll also want to market the film to people outside of our fanbase as well.
>
> Thanks,
> Andrew

Bernice Thomas `1 INVESTMENT` `INVESTED` 14 days ago
As an investor, would we get residuals every time the movie runs on Amazon and other locations ?

> **Andrew Fitzgerald** **- An Angry Boy** 14 days ago
> Hi Bernice,
>
> Yes, that's the idea. And the more that people buy and stream it, the more our investors will see returns.

Mukul Sohar 19 days ago
Hi Andrew!
Good luck for An Angry Boy!
In the offering details, there is a clause allowing "Management Discretion" as to use of "Proceeds". Does this mean that even if the film gets made, distributed and it makes some money, I as an investor, may not get any share of the revenue - depending upon management discretion?

> **Andrew Fitzgerald** **- An Angry Boy** 19 days ago
> Hi Mukul,
>
> No that's not how it would work and is illegal to do so. As an investor, you will receive back your initial investment + 15% return. Once all investors receive that 115% return, any additional proceeds after that are split 50/50 between the investors and our company. If the film continues to make money, then investors will continue to receive portions of that based on the initial investment.
>
> Thanks,
> Andrew

Christopher Wilson `6 INVESTMENTS` `INVESTED` 24 days ago
Are the perks cumulative (many smaller investments over a period of time)or do you have to invest all at once based on the perks I want?

> **Andrew Fitzgerald** **- An Angry Boy** 24 days ago
> Hi Christopher,
>
> They are cumulative so many smaller investments can all go towards a larger perk.
>
> Thanks,
> Andrew

Jill Hand Franzoi `8 INVESTMENTS` `INVESTED` a month ago
Hello,
Love the project and your plan for marketing it. A few questions before I invest.
At the time of this post, you have just over $53,000.00 invested. What is the minimum amount that you will need to start filming in 9-10 months? If you do not reach that amount, will you push out your start date to try to raise additional funds? If the project does not get enough funding, what will happen to all of the money invested?

Thanks in advance,
Jersey Jill in FL

> **Andrew Fitzgerald** **- An Angry Boy** a month ago
> Hi Jill,
>
> Thanks for the interest in our project. We are planning on filming in around 9 months and if we don't raise up to $100,000, which is the minimum budget we'll need to actually film, then we will seek outside private investors. In this scenario, that could potentially push the out the start date but this movie will get made.
>
> Best,
> Andrew

WILLIAM CUNNINGHAM `3 INVESTMENTS` `INVESTED` a month ago

How does all the coronavirus issues affect your production schedule? You will be faced with mask and social distancing requirements as well as restricted use of locations. Please explain since I am interested in investing. Thank you.

> **Andrew Fitzgerald** **- An Angry Boy** a month ago
>
> Hi William,
>
> As of now we're on course and still planning on filming in around 9-10 months, and while we don't know what the situation will be like exactly, we anticipate being able to stick to that. I'm actually working on producing another film called Cryptid that was set to film for 3 weeks in April but that got rescheduled for Sept and we're going through how we plan to film that while keeping everyone safe. The good news is that much like An Angry Boy, this is also an independent film and so we don't have a huge amount of cast and crew which makes it easier for us to navigate the logistics during this time.
>
> Some of the protocols we're implementing which adhere to the current SAG guidelines are requiring all cast and crew to receive a coronavirus test within 72 hours of reporting to the first day of filming. Once filming we'll also do 1-2 test per week to make sure we are still all good. Masks will be required on set and hand sanitizer readily available. Food will also be individually packaged so there will be no buffet style meals as is common on most sets. We'll also maintain social distancing as much as possible, marked off areas at each location will be in place where people can work and take breaks, keeping everyone separated. A dedicated medical professional will be on set as well to help organize and implement all of these guideline too.
>
> Thanks,
> Andrew

WILLIAM CUNNINGHAM `3 INVESTMENTS` `INVESTED` a month ago

How does all the coronavirus issues affect your production schedule? You will be faced with mask and social distancing requirements as well as restricted use of locations. Please explain since I am interested in investing. Thank you.

[SHOW MORE COMMENTS]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 6 (new video 7/5/2020)

ANDREW (V.O.)

Thrillers are even more terrifying than horror movies. They're based in reality and revolve around our darkest fears.

An Angry Boy is about the loss of innocence. It's the ultimate revenge story.

It explores the darker side of what human beings are capable of doing and is inspired by real life stories.

Hi, I'm Andrew Fitzgerald, the Writer and Director of An Angry Boy. For the past 14 years, I've worked in New York City as a Writer, Director and Producer creating network television shows, commercials, branded content for major companies and feature films.

My company has extensive experience in the world of production--and is successful in the very competitive market of New York City. We know what it takes to make great content and more importantly how to do it on a budget. We also know this is a particularly good time for streaming entertainment.

Let's talk about how we actually plan to make money with this film.

In a few short years I've built up a YouTube channel called Scary Mysteries. It explores true crime stories and now has over 600,000 subscribers. Our videos have over 130 million views. With an average Like rating of 97% which is almost unheard of.

We plan on selling An Angry Boy on Amazon Prime for $4.99 per stream... Which means we would need just a small percentage of our fans to purchase the film in order to be in profits. And the news gets even better..

According to Social Blade, a website that tracks social media statistics, we're projected to continue to grow and in a couple years, have a much larger amount of subscribers. That means gives us an even better opportunity in order to turn a profit for our investors. With a 97% Like rate on our content, we couldn't be in a better position to leverage subscribers into buyers of An Angry Boy.

Eyeballs equal money and we have people watching. Literally hundreds of them every single minute. Because we have such a huge following, that is continuously growing, we are confident in marketing directly to them. Then we will branch out and reach an even larger audience outside our youtube fanbase.

Thriller fans have an insatiable appetite for the genre. This film is based in a gritty and authentic world where terrible circumstances force our main character out of his shell. There's deception and betrayal all leading up to the hunting down of some very bad people --

--and the audience will be rooting for our characters to win. The movie will be fun and scary and aimed squarely at the audience hungry for these stories.

This is an exciting time in filmmaking. No longer do we HAVE to rely on a company to purchase our film, and take a large percentage of the profits. We can do it all on our own. You and I can create a film and sell it directly to our existing fanbase without a middleman. Come join us.

Video 1 (short)

Let's Talk about how we actually plan to make money with this film. So For the past 3 years I've built up a youtube channel called Scary Mysteries which focuses on stories about true crime, unsolved mysteries, serial killers, strange anomalies and topics like that. At the time of making this video which is September of 2019, we have over 500,000 subscribers, many of whom are huge fans of the work. Our videos on the channel have over 90 million views and on average each one of them is 97% liked. We are growing rapidly and this fanbase loves everything we put out and is made up of the very demographics that would enjoy a psychological thriller movie like An Angry Boy.

Now to show just how rapidly we're growing I'm going into Social Blade, which is a site that anyone can use. You can type in any YouTube channel, click future predictions and see where they'll be with subscribers and views. Now some good news on this is that from my experience, at least for our channel, these numbers have always been conservative.

Here's a screen shot from January of 2018 and back then it said that within a year, we'd have 253,000 subscribers. But as you can see here, in January of 2019 we had 361,000. Another example is a screenshot I took in Sept. of 2018. And They said that in Sept. of 2019 we'd hit the 400,000 subscriber mark but we hit that already as of April of 2019, 5 months before they had predicted.

Because we have such a large following, that is continuously growing, our plan is to first market this film to those fans specifically and then branch out and market it to other people outside our youtube fanbase. For the purposes of these examples, let's say we reach our highest funding goal. When the film is finished we plan on selling it on Amazon prime for around $5.00 per stream... So if you take a look and compare our current subscriber count, you can see that we would need just a small percentage of our fans to purchase the film in order to break even. It's still a decent amount of buys needed, but it's possible. But a couple of years down the line is where things really get exciting for us.

If you check out social blade and use that as a marker for our subscriber counts in the future, then you can see that in 2 years we're projected to have a very large amount of subscribers. After marketing the film to them, we anticipate that we would need a very low percentage in order to break even and still a very low percentage to actually turn a profit for our film and the investors.

And as I've mentioned throughout, I'm planning to run this campaign for a year because to reach our goal will take some time. Add in Pre Production, production, post production and a festival run for marketing and some good press and we're looking at distributing this on Amazon in around 2 years. Plus our predicted growth over the next several years looks good, and the more growth we have, means the opportunity for more sales.

Eyeballs equal money and we have people watching. Literally Hundreds of them every single minute to be exact.

I've been working my entire life, figuring out how to make this happen and now is the real chance to do it. No longer do we HAVE to rely on a company to purchase our film, and take a large percentage of the profits. We can do it all on our own , Create a film and sell it directly to our fans with no middle man and I'd love for you to join in on it. So that's it for now. There's a few more videos down the page and other information if you're interested in hearing more. Thanks so much and I'll see you in the next video.

Video 2

Hi I'm Andrew Fitzgerald the Writer and Director of An Angry Boy and in this short video, I'm going to show you why investing in this film is an exciting opportunity and how we have an actual plan in place for distribution and market it to our fanbase made up of hundreds of thousands of people all around the world.

But first I want to tell you a little about myself just to give some context. For the past 14 years I've lived and worked in New York City and have been a Writer, Director and Producer creating network television shows, commercials, branded content for major companies and I've also already directed 2 feature films as well. I've gotten to work with some really talented people both in front of and behind the camera, and in 2009 I branched out on my own and started a production company called New Dawn Films, which I still run today. And I tell you all this, because if you're here checking this out then I want you to know that we do have extensive experience in the world of production - in a very competitive market like New York City and so I know what it takes to make great content and more importantly how to do it on a budget.

OK, so now that we have that out of the way, let's talk about how we actually plan to make money with this film.

So for the past 3 years I've built up a YouTube channel called Scary Mysteries which focuses on stories about true crime, unsolved mysteries, serial killers, strange anomalies and topics like that. And it was started with the sole intention of building up an audience and fanbase so that when I made my next film, which will be an angry boy, I had people who would be very interested in purchasing streams of it. I love this kind of genre be it in YouTube videos or films and I knew that If we built up the channel, then I could have the best chance to get investors seriously interested, how I would find them though would be another story... ...But then this wonderful site called start engine came about and it's a perfect opportunity to do just that.

At the time of making this video which is September of 2019, we have over 500,000 subscribers, many of whom are huge fans of the work. You can read the comments sections and see for yourselves what people are saying. Our videos on the channel have over 90 million views and on average each one of them is 97% liked which is almost unheard of if you compare those numbers to other channels. I post religiously, every Weds and Saturdays at 8:30 and 11:30pm respectively and will continue to do so. We are growing rapidly and this fanbase loves everything put out and is made up of the very demographics that would enjoy a psychological thriller movie like An Angry Boy.

 Now to show you just how rapidly we're growing I'm going into Social Blade, which is a site that anyone can use. You can type in any YouTube channel, click future predictions and see where they'll be with subscribers and views. Now some good news on this is that from my experience, at least for our channel, these numbers have always been conservative.

Here's a screen shot from January of 2018 and back then it said that within a year, so January of 2019, we'd have 253,000 subscribers. But as you can see here, in January of 2019, we had 361,000. Another example is a screenshot I took in Sept. of 2018. And They said that in Sept. of 2019 we'd hit the 400,000 subscriber mark but we hit that already as of April of 2019, 5 months before they had predicted.

Because we have such a large following, that is continuously growing, our plan is to first market this film to those fans specifically and then branch out and market it to other people outside our youtube fanbase. For the purposes of these examples, let's say we reach our highest funding goal. When the film is finished we plan on selling it on Amazon prime for around $5.00 per stream... So if you take a look and compare our current subscriber count, you can see that we would need just a small percentage of our fans to purchase the film in order to break even. It's still a decent amount of buys needed, but it's possible. But a couple of years down the line is where things really get exciting for us.

If you check out social blade and use that as a marker for our subscriber counts in the future, then you can see that in 2 years we're projected to have a very large amount of subscribers. After marketing the film to them, we anticipate that we would need a very low percentage in order to break even and still a very low percentage to actually turn a profit for our film and the investors.

 And as I've mentioned throughout, I'm planning to run this campaign for a year because to reach our goal will take some time. Add in Pre Production, production, post production and a festival run for marketing and some good press and we're looking at distributing this on Amazon in around 2 years. Plus our predicted growth over the next several years looks good, and the more growth we have, means the opportunity for more sales. Also to add interest to our subscribers, part of our marketing plan while filming is going to be to shoot behind the scenes footage to create vlogs of the production, 3 a week which would be a total of around 12 videos over the course of the production. Now once the film is completed and ready for distribution, we'll have a release date set and prior to that we'll begin posting the Behind the scenes videos to our subscribers and viewers, leading up to the release date. This will let people know about the film and get excited for it so that when it drops, people are eager to buy. Also in the future I can always place an ad reminding our fans to support us by buying the movie on any one of the 2 videos we're putting out every single week.

Eyeballs equal money and we have people watching. Literally Hundreds of them every single minute to be exact.

I've been working my entire life, figuring out how to make this happen and now is the real chance to do it. No longer do we HAVE to rely on a company to purchase our film, and take a large percentage of the profits. We can do it all on our own , Create a film and sell it directly to our fans with no middle man and I'd love for you to join in on it. So that's it for now. There's a few more videos down the page and other information if you're interested in hearing more. Thanks so much and I'll see you in the next video.

Video 3

Very simply we have goals with this film and some very logical steps to achieve them which I'll explain in this video.

Our # 1 goal is to get people to buy the film. And In order to do that we first have to actually make it.

So first things first we need to get our funding. We'll do this by starting this campaign and to start, using my own funds to begin targeted advertising on facebook and other social platforms to bring other investors on board. This is something we have experience doing in our day to day dealings with clients. Often they want us to make videos and then help them promote and get it in front of the people they're trying to target with their commercials.

Now once the campaign hits $10,000, I can begin using some of that money to continue these targeted advertising efforts. I also know these ads work because a close friend of mine showed me his data from a similar start engine film project he recently finished up and got funding for.

Based on similar Start Engine campaigns from other movies, I expect that we will need to run this campaign for a year in order to reach our goal. At that point we will no longer run it and will move forward from there with the funds we have. Now The minimum amount we need raised is 100k to actually make the film. If we can get between that and 300k then we will be making this film on a sort of a tight budget. For instance we'll need to be very fast with the amount of days we shoot, because paying crew and actors for a single day costs thousands of dollars. As a result we'll need to compromise on certain artisitic choices as well. Setting up more elaborate shots for instance won't be an option and the quality will suffer a bit as a direct result. But that's not to say it won't be good, it will just be different then what we would ideally like to do.

now If we get between $300 and $500K then we're much closer to being able to do what I originally imagined. This includes hiring more well known actors because we can now afford their fees. Using the best equipment available, cameras and lenses and Steadicam shots that Hollywood films use will now also be in play. Plus having more shoot days to take the time to do what we want and how we want will make a big difference overall. $500k is the ideal number for this in order to do everything right, but, as with any production we can adapt and work with what we have if need be.

If we raise more then our goal, then great, we will have room to work within that budget to improve on the overall production value in a wide variety of ways as I mentioned. More shoot days, better actors, better equipment etc.

Based on how other campaigns of this style have gone, I strongly believe we'll be able to film one way or another. And for clarity, once this campaign is finished, even if we don't have the ideal number of $500k we will not seek outside investors to make it to the finish line. Rather we'll move forward with what we have and make the best film possible. That is mainly because we want to move forward and want you, the investor, to be able to know that things are happening and that the film is being made, Rather than leaving in limbo as we seek more funds.

The second thing is MAKING IT VIABLE FOR SALES.

We have a great story ready to go, but In order for this to go over well with audiences it has to be a well produced film, ideally with some recongnizable actors. That doesn't mean we need an A lister like Brad Pitt or Leo Dicaprio, it just means a face that people know. To give you an idea of the types of people I'd imagine in the roles. Charlie Tahan would be a great fit for the lead role of Owen. He's been in Ozark, Gotham, Castle Rock and a great film called Super Dark Times. For the role of Mark, someone like Brad Carter, Franklin Shea Whigham jr or Christopher Denham and for another major role of Jane someone like Ann Dowd.

Being located in New York city I have already reached out to some actors who fit this bill. They are people that I have worked with in some capacity or have friends who have worked with and they've read the script and are interested in being a part of it. I was actually trying to get them on board prior to starting this campaign, however, because we do not know when the campaign will finish, that means we do not know what funds we'll have exactly when and when filming will start. So it's not possible to "lock them in" because they are working actors who can't commit to something that's a year to a year and a half out from actually being filmed.

But rest assured we have interest and once we have funding and a shoot month in our sights we will lock down some actors and keep all the investors updated with that. Beyond that, the film has an original concept, revolves around a topical subject and most importantly, will be a great movie on it's own.

3rd, is acceptance into well known Film Festivals

Now If you've never been to a Film Festival before then you're missing out because they're a lot of fun and it's one of the best parts about independent filmmaking. And if you've made a film that's playing at one and not just an audience member then it's even better. I've been to several of them in the past and you get to meet people in the industry and as an investor, those people are going to love chatting with you because everyone loves a good investor in the filmmaking world.

So we're going to aim for the best with this movie and submit to festivals like Tribeca, Sundance, Toronto and Slam Dance to name a few. If we can get into these and get some positive reviews then it will help with our overall goal of getting people to watch and with the marketing the film after it's done. Our trailer can then get some credit behind it when we add festival laurels, and some reviews from bloggers and the festivals themselves, will help us gain credit and trust in the marketplace and get people to purchase it. We'll also be gaining some traction with write ups so our movie can show up more in search engines and blogs around the world.

And the last thing, number 4 is Marketing

Beyond our Scary Mysteries Fanbase we want more people to hear about the film and buy it. Some of these ads will be on sites like facebook, but we'll also reach out to other youtube channels within the horror thriller community that have solid followings and have them promote our movie as well by talking about in some of their videos. So That's it for now, thanks for checking out our campaigne on Start Engine and please check out our page and other videos to learn more about our plan!

Video 4

So the original concept for this story actually came from a conversation I had with a friend about what our earliest memory was. She claimed she had this long recolection of a birthday party with all these details from when she was 3 years old. And all I had was small bits and pieces and really the first solid memory was from when I was around 6. And we joked about the possibility that I repressed something bad that happened me and along the way and with it went all the other memories.

Now I don't think that happened to me but it got me thinking and that's exactly what has happened to our main charcter, Owen, in this movie. He was kidnapped and sexually abused by a man when he was 6 years old and he doesn't remember any of it until he get's into a car accident when he's a teenager. The memories come back slowly and when he pieces it together, Boom, all hell breaks loose.

This movie gives a glimpse into a dark underground world that I believe actually exists in more places, in real life, then anyone knows about. These sex cults you hear about where they prey on children. It's all sort of conspiracy talk, but if it is real, whoever runs them will be damn sure to keep them as hidden as humanly possible.

So Owen starts to realize whats happened and seeks revenge and the movie sort of splits off between his journey to find this guy and also what that man is currently up to, which is some very bad stuff.

Now I've always loved a great thriller or true crime story – they've always been my favorite genre. and this movie takes you into a strange and different world and spits you out on the other end where you kind of have to shake it off when it's done. It's gritty, it's real and your going to be rooting for revenge the entire way through.

Making this movie in the right way, with the right budget would be a dream come true for me. I went to school for film, I moved to New York City to work in the industry and be around the best of the best in their fields and learn the business inside and out. So I've set this film up for success both in it's story, in how to execute on quality, knowing how to work a budget, work with actors and lead a team of people, And now is the time for me to do this. I know how to do it from start to finish because I have literally spent the majority of my adult life working on getting here. This film has always been the ultimate goal, I want to create something that people thoughroly enjoy and make this film a real success.

Video 5

Alright everyone, if you've made it this far then you've seen our plan to make this movie a success, and if you haven't yet, then I encourage you to go back and check out our videos because they explain everything in detail.

But Thanks for getting this far and I just want to say in this short note to all potential investors This movie is something that I've worked my entire life towards and it has'nt been an easy road by any stretch. But I've put in the time into writing scripts for clients, organizing shoots and filming them and running my own production company for the past ten years and just living a life that is consumed by making quality productions that entertain. I know What makes good entertainment, how to tell a great story and how to maximize dollars that get spent.

I've never wanted to do anything else. The other crowdfunding sites like kickstarter where you sort of beg for money…. Those sites are great for certain things, but I was just never going to do that, it didn't feel right. But now with Start Engine where people can actually invest, I feel excited about it.

Having the youtube channel audience and then start engine coming along and where I'm at with my career, I think it's perfect timing and I just can't wait to get it started and make one aweome, crazy thriller of a movie.

I believe in transparency and have done that throughout this campaign and so if you are thinking about investing then I want to encourage you to actually read the script. You can read the entire thing in the link below this video and If you like it, you think I'm capable of handling this production and you see that we will be able to sell it to our audience that's built in already, then I encourage you to invest with us. Thanks so much and feel free to reach out to us if you have any questions. See you later.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILM FINANCING - REVENUE PARTICIPATION RIGHTS SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

   (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Revenue Participation Rights (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Film Financing Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEW YORK, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Participation Rights of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Revenue Participation Rights the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[FILM FINANCING AGREEMENT - REVENUE PARTICIPATION RIGHTS FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Film Financing Agreement - Revenue Participation Rights

The following agreement (the "Agreement"), dated as of %%TODAY%% sets forth the understanding

between %%NAME_OF_ISSUER%% ("Producer"), on the one hand, and %%VESTING_NAME%% ("Financier"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "An Angry Boy" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Financier Funds.

   a. Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer $ %%VESTING__AMOUNT%% Dollars (the "Financier Funds"), which Financier Funds will be applied toward the production & marketing budget of the Picture.

   b. Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

2. Adjusted Gross Proceeds.

   a. Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

   b. First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred and twenty percent (115%) of the Financier Funds, along with applicable premiums, if any, and the Additional Equity Financiers have received an amount equal to one hundred and twenty percent (115%) of the Additional Equity Funds, along with applicable premiums, if any; and

   c. following such time, if ever, as Financier has recouped an amount equal to one hundred and twenty percent (115%) of the Financier Funds, along with applicable premiums, if any, and the Additional Equity Financiers have recouped an amount equal to one hundred and twenty percent (115%) of the Additional Equity Funds, along with applicable premiums, if any, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

      i. The 50% distribution split assumes that the Financier and Additional Financiers contribute the entire budget of the project, which is projected to be $500,000 (and not to exceed $1,070,000), to the Company. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Financier and Additional Equity Financiers, that would equal 80% of the $1M, which would result in them receiving 80% of the 50% split, or 40% of the Net proceeds, resulting in the Financier and Additional Financiers receiving 40% and the Producer receiving 60%.

d. "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Financier Funds, Additional Funds, and Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

e. As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Memorandum.

5. Control. As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Financier's Representations, Warranties and Indemnities.

   a. Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and Exhibit A hereto); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

b. Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

c. The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

a. Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

b. Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

c. The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9. Assignment.   Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answer back confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to %%ADDRESS_OF_ISSUER%%.

11. Miscellaneous.

a. It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

b. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

c. Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

d. This Agreement shall be governed by the laws of the State of New York applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of New York, County of New York to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

e. This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

f. In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

g. Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

h. In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

i. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Film Financing Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____ Legal Name of Entity   By_____%%INVESTOR_SIGNATURES%%_____ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%%   Title:%%INVESTOR_TITLE%%

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_____ Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%